FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2008
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                               No ☑
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Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s signs definitive agreement to acquire Dowpharma Small Molecules business associated with Dow’s Mirfield and Cambridge, UK Sites,” April 1, 2008.

(2)	Press Release, “Dr. Reddy’s acquires Jet Generici Srl. Acquisition to establish Generics business in Italy,” April 3, 2008.

(3)	Press Release, “Dr. Reddy’s Acquires BASF’s Pharmaceutical Contract Manufacturing Business and related facility at Shreveport in the US,” April 30, 2008.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, April 1, 2008
Dr. Reddy’s signs definitive agreement to acquire Dowpharma Small Molecules business associated with Dow’s Mirfield and Cambridge, UK Sites
Dr. Reddy’s Laboratories (NYSE:RDY) today announced that it has entered into a definitive agreement with The Dow Chemical Company (NYSE:DOW) to acquire a portion of Dowpharma Small Molecules business associated with its United Kingdom sites in Mirfield and Cambridge. The financial terms and conditions of the transaction are not being disclosed at this point in time. The transaction is scheduled to close on April 30, 2008 pending regulatory approval. The acquisition will include the relevant business, customer contracts, associated products, process technology, intellectual property, trademarks as well as the transfer of the facilities at Mirfield and Cambridge in the United Kingdom. The two sites and the business employ around 80 people. Dr. Reddy’s will also have a non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development.
Satish Reddy, Managing Director & Chief Operating Officer, Dr. Reddy’s Laboratories, said, “The proprietary chiral and biocatalysis technology at the Cambridge site and the scale up capability in the Mirfield site will add significant value to the company. This acquisition will also bring strengths in industrial synthesis of complex prostaglandins and carbohydrate chemistry. These newer capabilities will add to our existing R&D and commercial infrastructure to position Dr. Reddy’s as a leading provider of Custom Pharmaceutical Services globally.”
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, obesity, cardiovascular diseases, anti-infectives and inflammation. The Indian based company produces finished dosage forms, active pharmaceutical ingredients and biotechnology products which are marketed globally, with focus on India, US, Europe and Russia. (www.drreddys.com)
About The Dow Chemical Company
With annual sales of $54 billion and 46,000 employees worldwide, Dow is a diversified chemical company that combines the power of science and technology with the “Human Element” to constantly improve what is essential to human progress. The Company delivers a broad range of products and services to customers in around 160 countries, connecting chemistry and innovation with the principles of sustainability to help provide everything from fresh water, food and pharmaceuticals to paints, packaging and personal care products. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com

Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, April 3, 2008
Dr. Reddy’s acquires Jet Generici Srl. Acquisition to establish Generics business in Italy.
Dr. Reddy’s Laboratories Ltd (NYSE:RDY) announced today that it has acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy The deal has been completed via Dr Reddy’s Italian subsidiary, Reddy Pharma Italia SpA, which has been engaged in building a pipeline of registrations since its incorporation. The acquisition provides access to an essential product portfolio, a pipeline of registration applications, and a sales and marketing organisation. Financial terms and conditions of the transaction are not being disclosed.
Commenting on the acquisition, Mr VS Vasudevan, President & Head – Europe Operations said, “Dr Reddy’s has taken a significant step forward by establishing its business in the third largest pharmaceutical market in Europe. The acquisition has been well timed, since Dr Reddy’s will be able to immediately supplement the Jet Generici portfolio via its own pipeline. We already have registration for one significant Dr Reddy’s product, and a strong pipeline of registration applications. We believe that this strategic investment will generate substantial opportunities for long-term value creation in one of the fastest growing generic markets of the world.”
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, obesity, cardiovascular diseases, anti-infectives and inflammation. The Indian based company produces finished dosage forms, active pharmaceutical ingredients and biotechnology products which are marketed globally, with focus on India, US, Europe and Russia. (www.drreddys.com)
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, April 30, 2008
Dr. Reddy’s Acquires BASF’s Pharmaceutical Contract Manufacturing Business and related facility at Shreveport in the US
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has signed a definitive agreement to acquire BASF’s pharmaceutical contract manufacturing business and related facility in Shreveport, Louisiana, USA. This transaction is subject to customary closing conditions, and is expected to be completed within the first quarter of fiscal year 2008-09. The transaction will be funded using Dr. Reddy’s internal cash reserves or other committed credit facilities. Further financial terms and conditions of the transaction will not be disclosed.
This business involves the contract manufacturing of generic prescription and over-the-counter products for branded and generic companies in the US. It recorded revenues of US$43 million for the year ended December 31, 2007.
The acquisition will include the relevant business, customer contracts, related ANDAs and NDAs, trademarks, as well as the manufacturing facility and assets at Shreveport, Louisiana. It also includes a tolling and supply agreement. The facility is designed to manufacture solid, semi-solid and liquid dosage forms. It currently employs approximately150 people and has a proven track record of compliance with regulatory authorities including the USFDA.
Satish Reddy, Managing Director & Chief Operating Officer, Dr. Reddy’s Laboratories, said, “Dr. Reddy’s is committed to building a leading Global Generics business over the next few years. And as we drive significant growth in our key markets, we will continue to expand our supply chain network into these markets to enable us to respond to local market needs as well as provide competitive solutions to our customers globally. The acquisition of BASF’s finished dosage manufacturing facility in the US will enable us to strengthen our supply chain for North America and provide a strong platform for pursuing additional growth opportunities.”
Mark Hartman, President, North America Generics, Dr. Reddy’s Laboratories, said, “We are excited about this acquisition as this facility provides us with a profitable revenue base built on strong customer relationships with branded and generic companies. It also provides us with an additional platform to further expand our portfolio of prescription generics, OTC capabilities and product portfolio and the ability to supply generic products to US government agencies.”
“We are pleased with Dr. Reddy’s decision to acquire BASF’s contract manufacturing business and facility at Shreveport, Louisiana and are encouraged by Dr. Reddy’s growth-oriented view of the business,” said Martin Widmann, Head of BASF’s Pharma Ingredients and Services global business unit.
About Dr .Reddy’s
Dr. Reddy’s Laboratories was established in 1984 in Hyderabad, India, and is a global pharmaceutical company with proven research capabilities. Dr. Reddy’s conducts research in the areas of diabetes, obesity, cardiovascular diseases, anti-infectives, and inflammation. The India based company produces finished dosage forms, active pharmaceutical ingredients, and biotechnology products which are marketed globally, with a focus on India, US, Europe, and Russia. (www.drreddys.com)
About BASF
BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from oil and gas to chemicals, plastics, performance products, agricultural products and fine chemicals. As a reliable partner BASF helps its customers in virtually all industries to be more successful. With its high-value products and intelligent solutions, BASF plays an important role in finding answers to global challenges such as climate protection, energy efficiency, nutrition and mobility. BASF has more than 95,000 employees and posted sales of almost €58 billion in 2007. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN). (www.basf.com)
Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investor Relations:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ V. Viswanath

Date: May 13, 2008		Name: V. Viswanath
Title: Company Secretary